Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 24 DATED FEBRUARY 19, 2014
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 21 dated January 10, 2014, supplement no. 22 dated January 10, 2014 and supplement no. 23 dated February 4, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the termination date of the primary initial public offering.
Status of the Offering
We commenced this offering of 280,000,000 shares of common stock on October 26, 2010. As of February 14, 2014, we had accepted aggregate gross offering proceeds of $726.6 million related to the sale of 73,046,496 shares of common stock, including 2,328,324 shares of common stock under our dividend reinvestment plan for gross offering proceeds of $22.1 million.  As of February 14, 2014, there were 206,953,504 shares of common stock available for sale in this offering, including 77,671,676 shares under our dividend reinvestment plan.
Termination Date of the Primary Initial Public Offering
We extended the closing date of this primary initial public offering until the earlier of the sale of all 200,000,000 shares, April 24, 2014 or the date the registration statement relating to our proposed follow-on offering (the “Follow-on Offering”) is declared effective by the Securities and Exchange Commission (the “SEC”).
We now believe that this initial primary offering will terminate on April 24, 2014.  We recommend that subscriptions with all related documents be dated and received, in good order with funds on or before April 22, 2014.  Significant efforts will be made to process subscription documents received after this date, however, these subscriptions will be processed on a best efforts basis. We cannnot accept any subscriptions or funds, regardless of the date of the documents, after April 24, 2014.
We have filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. We can give no assurance that we will commence or complete the Follow-on Offering. Our offering stage will depend on a number of considerations, including the composition of our portfolio and opportunities in the market for real estate investments. We will continue to monitor these factors and we may adjust the termination date of our offering stage as necessary should these factors change.
We plan to continue to offer shares under our dividend reinvestment plan beyond the termination of the offering stage for our primary offering. In some states, we will need to renew the registration statement or file a new registration statement to continue the dividend reinvestment plan offering.

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